MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501

www.bakerdonelson.com

HENRY B. LEVI

Direct Dial: 404.221.6508

Direct Fax: 404.238.9708

E-Mail Address: hlevi@bakerdonelson.com

February 4, 2009

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Logility, Inc.

Form 10-K for the Fiscal Year ended April 30, 2008

Filed July 14, 2008

Form 10-Q for the Quarterly Period ended October 31, 2008

Filed December 10, 2008

Definitive Proxy Statement Filed July 28, 2008

File No. 000-23057

Dear Mr. Krikorian:

We represent Logility, Inc. (the “Company”) and are responding to your letter dated January 21, 2009 on behalf of the Company. In this letter, we restate each of your comments and insert following those comments a detailed response or explanation.

Form 10-K for the Fiscal Year ended April 30, 2008

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities, page 37

1.	Your disclosure under Item 201(b) of Regulation S-K does not seem to fully address the requirements of that item. Please confirm that in future filings you will provide a better approximation of the number of holders of your common stock. Note that the item does not require disclosure regarding beneficial ownership.

The disclosure in Item 5 of the Company’s Form 10-K for the fiscal year ended April 30, 2008 erroneously stated only that “there were more than 1,000 stockholders” rather than providing an approximate number, as required by Item 201(b) of Regulation S-K. We confirm that in future filings the Company will provide an approximate number of holders of its common stock.

ALABAMA	• GEORGIA	• LOUISIANA	• MISSISSIPPI	• TENNESSEE	• WASHINGTON, D.C.	• BEIJI NG, CHINA
Representative Office, BDBC International, LLC

Mr. Stephen Krikorian

Accounting Branch Chief

February 4, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 47

2.	We note you disclose that international revenues represented approximately 17% of total revenues in the year ended April 30, 2008. You disclose that this increase was due primarily to an increase in international revenues from DMI. It is unclear how this statement helps your readers understand the increase in your international revenues. Consider expanding your discussion to explain the underlying reasons for the increase in international revenues, including disclosing the countries where you have experienced growth.

In fiscal 2008, international revenue increased primarily due to an increase in international sales at the Company’s Demand Management (DMI) subsidiary, primarily in Europe and to a lesser extent in Asia. As a percentage of Logility’s international revenue, DMI was 60.9% in fiscal 2007 and increased to 69.1% in fiscal 2008. This increase was due to improved execution of the Company’s international Value Added Resellers (VARs), as well as an increase in the number of VARs selling DMI products.

The Company will commence disclosing the above information in future filings.

3.

We note your disclosure on page 21 that the intensely competitive markets in which you operate can put pressure on you to reduce your prices. You should provide in this section a narrative discussion of the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of products sold and services provided. As material, your disclosure should also include a discussion of pricing pressure in your industry, and how this has affected prices in your industry, the prices you charge, and your revenues. See Item 303(a)(3)(iii) of Regulation S-K. Note that this comment also applies to your filings on Form 10-Q.

Due to intensely competitive markets, the Company does discount license fees from its published list price due to pricing pressure in the Company’s industry. Numerous factors contribute to the amount of the discounts provided, such as previous customer purchases, the number of customer sites utilizing the software, the number of modules purchased and the number of users, as well as the overall size of the contract. While all these factors affect the discount amount of one contract, the overall percentage discount has not materially changed in the recent reported fiscal periods.

The change in the Company’s revenues from period to period is primarily due to the volume of products and related services sold in any period and the amounts of products or modules purchased with each sale.

The Company will commence disclosing the above information in future filings.

Services and Other Revenues, page 48

4.	Please provide a more detailed quantitative and qualitative discussion of the year-by-year changes in services and other revenues.

The increase in services and other revenue in fiscal 2008 and fiscal 2007 was primarily due to an increase in implementation project work for the Company’s Voyager software products due to increased license fee sales in prior periods. DMI represented approximately 5% and 6% of consolidated services revenues for the fiscal years ending April 30, 2008 and 2007, respectively.

The Company will commence disclosing the above information in future filings.

Maintenance Revenue, page 48

5.	We note your risk factor disclosure that if, after the initial maintenance period, customers elect not to renew their maintenance contracts, your maintenance revenues and total revenues could be adversely affected. Please tell us what consideration you gave to including a comparative qualitative and quantitative discussion of the number or percentage of maintenance contracts renewed and canceled during the covered time periods.

The Company has considered including in its discussion of operating results a comparative qualitative and quantitative discussion of the number or percentage of maintenance contracts renewed and canceled during the covered time periods and has concluded that including such a discussion is not necessary at this time.

Mr. Stephen Krikorian

Accounting Branch Chief

February 4, 2009

The Company does not believe that such a discussion would provide information that would be material to an understanding of the Company’s operations and trends in its maintenance revenues. A material decline in customer decisions to renew maintenance contracts may represent an adverse trend that should be considered for disclosure in periodic filings. The absence of such a trend is not material, however. In fact, the rate of customer renewals has been relatively stable in recent periods, and the Company is not aware of any adverse trend in this area to consider for potential disclosure.

Given the Company’s belief that such a discussion would not materially advance the understanding of operations and trends in the Company’s maintenance revenues, as well as the potential for material competitive harm if such a disclosure were made, the Company has determined that such disclosures are not necessary at this time. To the extent that material negative trends arise, the Company will determine how to disclose the information at that time.

Item 8. Consolidated Financial Statements and Supplementary Data

(1) Presentation and Summary of Significant Accounting Policies

(c) Revenue Recognition and Deferred Revenue, page 59

6.	Describe the nature of the unbilled receivable balance reported within your accounts receivable caption in the balance sheet. Indicate the revenue sources that are not billable and explain why the revenue cannot be billed.

The unbilled receivable balance primarily consists of amounts generated from license fee and services revenues. At April 30, 2008, unbilled license fee and services revenue represented approximately $1.3 million and $81,000, respectively. At April 30, 2007, unbilled license fee and services revenues were $1.0 million and $364,000, respectively. Unbilled services primarily occur due to the timing of the respective billings, which may occur subsequent to the end of each reporting period. Unbilled license fee revenues are primarily driven by payment terms included within the software license agreement.

(4) Income Taxes, page 69

7.	We note you disclose on page 70, that you have an income tax related payable due to ASI of approximately $909 included as a component of Due to ASI at April 30, 2008. Please reconcile this amount to the balance of $638 in the line item Due to ASI in your balance sheet at April 30, 2008.

The components of the Due to ASI balance of $638,000 as of April 30, 2008 are as follows:

Due to ASI – Income tax items	$909,000
Due from ASI – Operating	(271,000)

Due to ASI	$638,000

(6) International Revenue and Significant Customer, Page 73

8.	We note you disclose on page 4 that you have customers in 74 countries. You further disclose on page 73 that your international revenue for each of the three past fiscal years was derived primarily from customers in Europe. Tell us your considerations of paragraph 38a of SFAS 131 to breakout revenue to each individual foreign country that is material and to disclose the basis for attributing revenues from external customers to individual countries. Also tell us your considerations of disclosing long-lived assets located in the United States and in other foreign countries pursuant to paragraph 38b.

The company has given consideration to paragraph 38a of SFAS 131 and its required disclosure. As indicated in its most current filing, approximately 17% of the Company’s revenues are derived from international customers located primarily in Europe. The Company believes the disclosures to be reasonable as of the end of the reporting period. International revenues, when allocated to each individual Country within Europe, were not deemed material enough to warrant additional disclosure. The Company attributes revenues to individual countries based on the legal domicile of the contracting customer.

Primarily all of the Company’s long-lived assets are located in the United States. As such no geographic disclosures related to long-lived assets were included in the filing as the amounts are insignificant.

Mr. Stephen Krikorian

Accounting Branch Chief

February 4, 2009

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 78

9.	We note your statement that your disclosure controls and procedures are designed to provide “reasonable assurance” that information required to be disclosed in your reports filed or submitted under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Your disclosure in future filings should state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. See Section II.F.4 of SEC Release No. 34-47986. This also applies to your quarterly reports on Form 10-Q. In your response letter, please confirm. if true, that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report.

The Company hereby confirms that in all future filings, provided that the chief executive officer and chief financial officer reach a conclusion similar to that reached with respect to the effectiveness of the Company’s disclosure controls and procedures for the year ended April 30, 2008, the Company will revise the last sentence of the second paragraph of Item 9A. Controls and Procedures to read as follows:

“Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective to provide such reasonable assurance as of the end of the period covered by this report.”

The Company hereby confirms that, based on the evaluation discussed under Item 9A. on page 106 of the Company’s Form 10-K for the fiscal year ended April 30, 2008, the Company’s chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures were effective to provide such reasonable assurance as of the end of the period covered by such report.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 81

10.	Please provide a discussion of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. While the material features of such policies and procedures will vary depending on the particular circumstances, examples of such features may include, among other things, (i) the types of transactions that are covered by such policies and procedures, (ii) the standards to be applied pursuant to such policies and procedures, and (iii) a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b) of Regulation S-K. Furthermore, please disclose how these policies and procedures are, and have been, applied in connection with your agreements with American Software.

On December 3, 2003 the Board of Directors of the Company adopted a Resolution directing the Audit Committee of the Board of Directors to establish and implement procedures for identifying and conducting an appropriate review of any proposed transaction that meets the definition of “related party transaction” within the meaning of Item 404 of SEC Regulation S-K. In January 2004 the Audit Committee adopted written procedures in accordance with such direction. Under those procedures, the Audit Committee reviews and evaluates any proposed related party transaction and determines whether the terms of such transaction, judged at the time of the determination, are fair to the Company. The officers of the Company are instructed that when a related party transaction is proposed they are to bring it to the attention of the Audit Committee, which then reviews the transaction and makes a determination of whether it meets the above standard. The Audit Committee is required to prepare a report of its deliberations, conclusions and recommendations, and furnish that report to the full Board of Directors.

The Company will include a discussion comparable to the foregoing in its Form 10-K for the fiscal year ending April 30, 2009 and in subsequent Form 10-K reports.

Mr. Stephen Krikorian

Accounting Branch Chief

February 4, 2009

Form 10-Q for the Quarterly Period ended October 31, 2008

Item I. Financial Statements

Notes to Condensed Consolidated Financial Statements

J. Fair Value of Financial Instrument, page 8

11.	Tell us how you considered the disclosures outlined in paragraphs 10 and 15 of SFAS 107 for this footnote. That is, you do not appear to disclose the fair value of those investments that are classified as held-to-maturity. See footnote 3a of SFAS 107 and paragraph 2 of SFAS 157. In addition, tell us how you consider disclosing the contractual maturities of the held-to-maturity securities as outlined in paragraph 20 of SFAS 115.

It is important to note that the carrying values of the Company’s held-to-maturity securities were not significantly different than their fair values. The Company considered the applicable guidance to determine what disclosures were necessary in its interim 10-Q filings as of October 31, 2008 and believe that its disclosures were appropriate as filed. However, the Company will provide the following disclosures in future filings:

Held-to-maturity:	October 31, 2008
	Carrying value	Fair value	Unrealized gain (loss)
Commercial paper	$—	$—	$0
Corporate bonds	—	—	0
Tax-Exempt State & Municipal Bonds	8,823	8,823	0
Government securities	11,002	11,002	0

	$19,825	$19,825	$0

The Contractual maturities of our held-to maturity investments are as follows:

	10/31/2008
Due within one year	$12,827
Due within two years	5,217
Due within three years	1,028
Due after three years	753

	$19,825

Exhibits 31.1 and 31.2

12.	The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. We note that you have made the following changes:

•	the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d); and

•	Deleting the language “(or persons performing the equivalent functions)” in the introductory language in paragraph 5.

Please confirm that you will conform your disclosures in future filings to the exact language of Item 601(b)(3 l) of Regulation S-K. Please note that this comment also applies to your filing on Form 10-Q for the quarter ended July 31, 2008.

The Company hereby confirms that the certifications filed as Exhibits 31.1 and 31.2 shall conform to the exact language of Item 601(b)(31) of Regulation S-K in all future filings.

Mr. Stephen Krikorian

Accounting Branch Chief

February 4, 2009

Definitive Proxy Statement Filed July 28, 2008

Executive Compensation, page 6

Compensation Discussion and Analysis, page 6

13.	Please provide clear disclosure that addresses how each compensation component fits into your overall compensation objectives and their impact regarding other elements, See Item 402(b)(1)(vi) of Regulation S-K. It is not clear whether you review each element of compensation individually or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation.

The Company has selected and has structured the components of its executive officer compensation in order to achieve its stated objectives of attracting, retaining and motivating such officers. These components – salary, bonus plan, stock options, and personal benefits such as insurance and retirement plans – are considered together to achieve a balanced compensation package that addresses the above objectives, and separately in order to evaluate their reasonableness. Taken as a whole, the Company believes that these elements of its compensation structure reward past performance and provide appropriate motivation to achieve both long- and short-term objectives that benefit shareholders.

The Company’s executive compensation generally has emphasized bonus plans and stock options, as those components have the greatest potential for directly aligning the future interests of executive officers with those of shareholders. The Company believes that its practice of emphasizing stock option grants, which it has followed over a long period, has helped to motivate its executives to develop strategies that further the Company’s long-term interests. Its executive bonus plans are intended to provide motivation over a shorter term, based upon achieving operating results that enhance shareholder value. In reviewing salaries of executive officers, the Company considers the executive’s previous salary level in light of prior year performance, rate of inflation and trends in executive compensation among its competitors. In selecting insurance and retirement plans, the Company has taken into account the needs of its entire workforce, on the principle that these kinds of plans are most effective and most valued if they are made available across all levels of compensation within the Company.

The Company will include a discussion comparable to the foregoing in future proxy statements, including the proxy statement to be prepared in connection with its annual meeting of shareholders in 2009.

Executive Compensation Philosophy, page 7

14.	You state that one of the goals of your executive compensation program is to provide compensation opportunities that are competitive with those of companies of a similar size. Please provide a more detailed explanation of how you used comparative compensation information and how that comparison affected compensation decisions. If you benchmarked total compensation or compensation elements against other companies, please identify the companies you used for comparison purposes, the compensation components used in that comparison, and where your compensation fell within the range of comparative compensation considered. See Staff Observations in the Review of Executive Compensation Disclosure.

In developing compensation plans for its executive officers, the Company has taken note of and considered compensation paid by its competitors, but historically has not performed a systematic review of its competitors’ compensation policies nor engaged in benchmarking of executive compensation. Consequently, information about competitors’ executive compensation policies has not been a material consideration in forming its compensation policies and decisions. As with many other U.S. technology companies, the Company has traditionally emphasized the use of stock options, as well as individualized bonus plans, in compensating and motivating its executive officers. The Company has found that the value of these compensation components is difficult to measure and, therefore, comparing them to equity and bonus arrangements developed by other companies, including competitors, has been of limited value. If the Company were to place greater emphasis on salaries and other forms of fixed compensation, such a comparison may have greater value in the development of compensation plans.

The Company will include a discussion comparable to the foregoing in future proxy statements, including the proxy statement to be prepared in connection with its annual meeting of shareholders in 2009.

Mr. Stephen Krikorian

Accounting Branch Chief

February 4, 2009

Elements of Compensation, page 7

Incentive Compensation, page 7

15.	You state that Mr. J. Michael Edenfield’s cash bonus is tied to your Company achieving a specified target level of operating income, that Mr. Dow’s cash bonus is based upon your Company achieving specific target levels of license fee revenues and operating earnings, and that Mr. Thomas was eligible for a potential bonus based upon your Company achieving specified target levels of services and maintenance revenues and operating earnings. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for Messrs. Edenfield, Dow, and Thomas to earn their cash bonuses. Items 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. To the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate corresponding disclosure pursuant to Instruction 4.

We respond separately, below, with respect to Messrs. Edenfield, Dow and Thomas.

J. Michael Edenfield. The Company has omitted the disclosure of the specific target amounts established under Mr. Edenfield’s bonus plan on the basis that this information is confidential commercial or financial information, the disclosure of which could provide competitive harm to the Company, as addressed in Instruction 4 to Item 402(b) of Regulation S-K. As Mr. Edenfield is chief executive officer of the Company, this information also is confidential commercial or financial information of Logility.

The Company’s policy has been and remains that it does not provide “guidance” to the investment community with respect to future performance, including future operating income. The disclosure of Mr. Edenfield’s targeted levels of operating income might be construed by the investment community as a substitute for such guidance by the Company. This disclosure could potentially mislead the investment community, since these bonus targets do not necessarily reflect internal financial projections, particularly as the fiscal year progresses and actual results become known.

Addressing the specific “competitive harm” criteria in Instruction 4, a competitor of the Company potentially could use the bonus target level disclosed in the proxy statement against Logility in competing for a customer. If, in a given year, Mr. Edenfield’s targeted bonus net income is greater than the Company’s announced year-to-date net income on a pro rata basis, competitors of the Company could attempt to persuade potential customers that the Company’s business is under-performing, since it is not on track to reach the net income goals set for its chief executive officer. Competitors could attempt to make the further argument that customers should therefore be wary of doing business with the Company. Competitors could attempt to use this tactic even though the establishment of a bonus target level of net income does not represent a projection by the Company of its net income for that year, and the failure to meet that target does not necessarily reflect negative operating results. While any such concern would not be justified, competitors may be able to create the perception that the Company is experiencing operating difficulties. This perception, if shared by multiple potential customers, could result in material competitive harm to the Company’s competitive position.

The disclosure in the Company’s proxy statement for 2008 included a discussion designed to enable the reader to understand the degree of difficulty in achieving the targeted and maximum bonus levels, as required by Instruction 4. This discussion included the percentage (84%) of the targeted income level that the Company must reach in order for the targeted bonus to be earned. Combined with the disclosure that the fiscal 2008 bonus levels were not reached, and thus no bonus was earned, in spite of profitable operations, this communicates the general degree of difficulty involved in earning the targeted bonus. Moreover, the disclosure in the proxy statement characterized the results needed to earn a higher bonus as “exceptional,” which conveys clearly that achieving these bonus levels involves a high degree of difficulty and is relatively unlikely.

In the proxy statement to be prepared in connection with the Company’s annual meeting of shareholders in 2009 and in future proxy statements, if a similar bonus structure is used and if the Company determines that disclosure of specific targets should be withheld for competitive reasons, in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company will provide expanded detail as to the difficulty and likelihood of the Company achieving the targeted and maximum net income (or other applicable financial criteria) included in Mr. Edenfield’s bonus plan. This disclosure will include a comparison of the operating income levels for both the minimum and targeted bonus amounts to the actual operating income level of the preceding fiscal year. This disclosure may also include, for example, an estimate by the

Mr. Stephen Krikorian

Accounting Branch Chief

February 4, 2009

Company about whether achieving the targeted bonus level is more likely than not, and whether it considers the likelihood of achieving the maximum bonus level to be remote or some other measure of probability.

H. Allan Dow. As stated in the 2008 proxy statement, Mr. Dow’s bonus plan for fiscal 2008 was based upon the Company’s achieving targeted levels of license fee revenues and operating earnings. The proxy statement disclosed his targeted and actual fiscal 2008 bonus and stated that he would have a similar plan in fiscal 2009, with a targeted bonus again of $240,000.

For the reasons described above with respect to Mr. Edenfield, and in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company did not disclose the actual targeted levels of license fee revenues and operating earnings applicable to Mr. Dow, as the disclosure of those targets would involve the same risk of competitive harm to the Company. Just as with Mr. Edenfield’s bonus target, a competitor of the Company may attempt to use Mr. Dow’s bonus targets to make the same misleading arguments in contacting potential customers of the Company.

In the proxy statement to be prepared in connection with the Company’s annual meeting of shareholders in 2009 and in future proxy statements, if a similar bonus structure is used for Mr. Dow and if the Company determines that disclosure of specific targets should be withheld for competitive reasons, in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company will provide expanded detail as to the difficulty and likelihood of the Company achieving the targeted and maximum license fee revenues and operating earnings (or other applicable financial criteria) included in Mr. Dow’s bonus plan. This disclosure may include, for example, an estimate by the Company about whether achieving the targeted bonus component levels is more likely than not, and whether it considers the likelihood of achieving the maximum bonus component levels to be remote or some other measure of probability.

Donald L. Thomas. As stated in the 2008 proxy statement, Mr. Thomas’ bonus plan for fiscal 2008 was based upon the Company’s achieving targeted levels of services and maintenance revenues and operating earnings. The proxy statement disclosed his targeted and actual fiscal 2008 bonus and stated that he would have a similar plan in fiscal 2009, with a targeted bonus again of $60,000.

For the reasons described above with respect to Mr. Edenfield, and in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company did not disclose the actual targeted levels of services and maintenance revenues and operating earnings applicable to Mr. Thomas, as the disclosure of those targets would involve the same risk of competitive harm to the Company. Just as with Mr. Edenfield’s bonus target, a competitor of the Company may attempt to use Mr. Thomas’ bonus targets to make the same misleading arguments in contacting potential customers of the Company.

In the proxy statement to be prepared in connection with the Company’s annual meeting of shareholders in 2009 and in future proxy statements, if a similar bonus structure is used for Mr. Thomas and if the Company determines that disclosure of specific targets should be withheld for competitive reasons, in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company will provide expanded detail as to the difficulty and likelihood of the Company achieving the targeted and maximum services and maintenance revenues and operating earnings (or other applicable financial criteria) included in Mr. Thomas’ bonus plan. This disclosure may include, for example, an estimate by the Company about whether achieving the targeted bonus component levels is more likely than not, and whether it considers the likelihood of achieving the maximum bonus component levels to be remote or some other measure of probability.

16.	Please provide a more detailed discussion of the correlation between your achievement of the respective targets and the amount of the cash bonuses actually awarded to Messrs. Dow and Thomas.

We provide the requested information below, separately for each individual:

H. Allan Dow. Mr. Dow’s incentive compensation plan for fiscal 2008 had an overall target of $240,000, broken into three parts: a target of $100,000 for the component based on the Company’s license fee revenues; $90,000 for the component based upon additional license fee milestones; and $50,000 for the component based upon corporate operating earnings. There was no overall maximum bonus payable, nor was there a maximum amount for any of the three components individually. License fee calculations were exclusive of license fees from the Company’s DMI subsidiary.

For the license fee revenues component, the bonus was equal to actual net license fees divided by Mr. Dow’s annual net license fee target, multiplied by $100,000. The annual net license fee target was established at a level substantially in excess of the net license fees during the preceding fiscal year. Thus, if 50% of the target was achieved, Mr. Dow would receive a bonus for this component equal to $50,000. If 150% of the target was achieved, Mr. Dow would receive a bonus for this component equal to $150,000.

Mr. Stephen Krikorian

Accounting Branch Chief

February 4, 2009

For the license fee milestones component, the actual bonus was calculated as a percentage of the annual net license fee target, with a minimum level of 70% of the target. For any net license fees in excess of the annual net license fee target Mr. Dow received a bonus equal to 1.5% of the excess amount.

For the corporate operating earnings component, the Company established a minimum level of corporate operating earnings at a level above the corporate operating earnings during the preceding fiscal year, as well as a targeted level of corporate operating earnings at a level substantially in excess of the corporate operating earnings during the preceding fiscal year. For Mr. Dow to qualify for any bonus under this component, the corporate operating earnings would need to at least equal the minimum level. At the minimum level, the bonus payable was $10,000. Between this minimum level and the targeted level of corporate operating earnings the bonus would be pro rated between the $10,000 minimum and the target of $50,000. If actual corporate operating earnings exceeded the targeted level, there would be an additional bonus equal to the percentage of the excess above the targeted level, multiplied by the targeted bonus of $50,000.

Mr. Dow’s actual bonus of $57,368 for fiscal 2008 consisted entirely of the license fee revenues component. The Company did not reach the milestones required for Mr. Dow’s second component, and corporate earnings declined, resulting in no bonus under that component.

For fiscal 2009, the Company established a similar bonus plan for Mr. Dow, with the same components and same overall targeted bonus but with the following differences: (i) the targeted bonus for the license fee revenues milestones component was reduced from $90,000 to $80,000 and the targeted bonus for the corporate operating earnings component was increased from $50,000 to $60,000; (ii) the annual net license fee quota was reduced by approximately 10% to reflect the decline in license fees from fiscal 2007 to fiscal 2008 and to maintain a similar level of probability of achieving the targeted bonus level for the two components relating to net license fees; and (iii) the corporate operating earnings minimum and corporate operating earnings target levels each were reduced by approximately 6% to reflect the decline in corporate operating earnings from fiscal 2007 to fiscal 2008 and to maintain a similar level of probability of achieving the targeted bonus level for this component.

Donald L. Thomas. Mr. Thomas’s incentive compensation plan for fiscal 2008 had an overall target of $60,000, broken into three parts: a target of $15,000 for the component based on services fee revenues; $15,000 for the component based upon maintenance fee revenues; and $30,000 for the component based upon corporate operating earnings. There was no overall maximum bonus payable, nor was there a maximum amount for any of the three components individually. All fee calculations were exclusive of fees from the Company’s Distribution Management subsidiary.

For the services and maintenance fee revenues components, the Company established fee targets and a minimum levels of fees in these categories in order for Mr. Thomas to receive these separate components of his bonus. The revenue targets were established at levels substantially in excess of the revenues in those categories during the preceding fiscal year. If only the minimum level for a particular component was reached, the bonus for that component would be $2,000. If revenues for a particular component exceeded the minimum level, but were less than the targeted level, the bonus for that component would be pro rated between $2,000 and $15,000. If actual revenues for a particular component exceeded the targeted level, the bonus would equal $15,000 plus an additional amount equal to the percentage of the excess above the targeted level, multiplied by the targeted bonus of $15,000.

For the corporate operating earnings component, the Company established a minimum level of corporate operating earnings at a level above the corporate operating earnings during the preceding fiscal year, as well as a targeted level of corporate operating earnings at a level substantially in excess of the corporate operating earnings during the preceding fiscal year. For Mr. Thomas to qualify for any bonus under this component, the corporate operating earnings would need to at least equal the minimum level. At the minimum level, the bonus payable was $2,000. Between this minimum level and the targeted level of corporate operating earnings the bonus would be pro rated between the $2,000 minimum and the target of $30,000. If actual corporate operating earnings exceeded the targeted level, the bonus would equal $30,000 plus an additional amount equal to the percentage of the excess above the targeted level, multiplied by the targeted bonus of $30,000.

Mr. Thomas’s actual bonus for fiscal 2008 was $29,412. Of this amount, $14,108 was not paid until September 2009, due to a corrected interpretation of his incentive compensation plan, and thus the reported amount in the Company’s proxy statement for 2008 was only $15,304. Future proxy statements will reflect the full bonus amount for fiscal 2008. Of the total amount, $14,108 was earned under the services fee revenues component and $15,304 was earned under the maintenance fee revenues component. No amount was paid under the corporate operating earnings component, as those earnings declined.

Mr. Stephen Krikorian

Accounting Branch Chief

February 4, 2009

For fiscal 2009, the Company established a similar bonus plan for Mr. Thomas, with the same components and same overall targeted bonus but with the following differences: (i) the targeted bonus for the services fee revenues component was reduced from $15,000 to $10,000 and the targeted bonus for the maintenance fee revenues component was increased from $15,000 to $20,000; (ii) the services revenues target and minimum levels were reduced by approximately 40% to reflect the decline in services revenues from fiscal 2007 to fiscal 2008 and to maintain a similar level of probability of achieving the targeted bonus level for this component; (iii) the maintenance fee revenues target and minimum levels were increased by approximately 7% to reflect the increase in maintenance fee revenues from fiscal 2007 to fiscal 2008, and to maintain a similar level of probability of achieving the targeted bonus level for this component; and (iv) the corporate operating earnings minimum and corporate operating earnings target levels each were reduced by approximately 6% to reflect the decline in corporate operating earnings from fiscal 2007 to fiscal 2008 and to maintain a similar level of probability of achieving the targeted bonus level for this component.

In the proxy statement to be prepared in connection with the Company’s annual meeting of shareholders in 2009 and in future proxy statements, the Company will provide expanded detail, consistent with the foregoing but in a more condensed format, as to the correlation between the achievement of bonus targets and the amount of the cash bonuses awarded.

We are authorized to acknowledge, on behalf of the Company, with respect to the filings to which this letter pertains (the “Filings”) that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments relative to this letter to Valerie P. Woodrick, at 404-589-3418, or to me, at 404-221-6508.

Very truly yours,

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, P.C.

/s/ Henry B. Levi
Henry B. Levi

HBL:git

cc:	Mr. J. Michael Edenfield

Mr. Vincent C. Klinges

Ms. Valerie P. Woodrick